Exhibit 99.1

Corporación América Airports S.A. Reports January 2024 Passenger Traffic

Total passenger traffic up 2.0% YoY, reaching 91.7% of January 2019 levels

International passenger traffic 0.3% above pre-pandemic

LUXEMBOURG--(BUSINESS WIRE)--February 16, 2024--Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”), one of the leading private airport operators in the world, reported today a 2.0% year-on-year (YoY) increase in passenger traffic in January 2024, reaching 91.7% of January 2019 levels.

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights (2024 vs. 2023)
Statistics	Jan'24	Jan'23	% Var.
Domestic Passengers (thousands)	3,610	3,639	-0.8%
International Passengers (thousands)	2,387	2,136	11.7%
Transit Passengers (thousands)	643	732	-12.1%
Total Passengers (thousands)	6,640	6,507	2.0%
Cargo Volume (thousand tons)	28.6	26.3	8.4%
Total Aircraft Movements (thousands)	69.8	69.1	0.9%
Passenger Traffic, Cargo Volume and Aircraft Movements Highlights (2024 vs. 2019)
Statistics	Jan'24	Jan'19	% Var.
Domestic Passengers (thousands)	3,610	4,010	-10.0%
International Passengers (thousands)	2,387	2,380	0.3%
Transit Passengers (thousands)	643	850	-24.3%
Total Passengers (thousands)	6,640	7,240	-8.3%
Cargo Volume (thousand tons)	28.6	33.0	-13.5%
Total Aircraft Movements (thousands)	69.8	74.7	-6.6%
(1)

Note that preliminary passenger traffic figures for 2019, as well as January 2020 for Ezeiza Airport, in Argentina, were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues, as tariffs are applicable on departure passengers.

(2)	Cargo volumes in Uruguay were rectified from January 2019 to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only.

Passenger Traffic Overview

Total passenger traffic grew 2.0% compared to the same month of 2023, reaching 91.7% of January 2019 levels. International passenger traffic surpassed pre-pandemic levels by 0.3%, while domestic traffic stood at 90.0% of January 2019 levels.

In Argentina, total passenger traffic continued to recover in January, increasing by 4.3% year-over-year (YoY) and reaching 97.0% of pre-pandemic volumes. Domestic traffic was 1.7% higher than the levels in January 2019, while International traffic reached 88.0% of pre-pandemic levels, down from the 97.7% recorded in December, mainly as a result of a tough comparison due to a particularly strong January 2019.

In Italy, passenger traffic grew by 8.6% compared to the same month in 2023, reaching 99.8% of January 2019 levels, up from the 95.0% recorded in December. International passenger traffic, which accounted for over 75% of the total traffic, was 4.4% higher than January 2019 levels, while domestic passenger traffic was 12.3% below pre-pandemic levels. Although total traffic is still below pre-pandemic levels, Florence airport exceeded January 2019 traffic volumes.

In Brazil, total passenger traffic decreased by 5.9% YoY, reaching 80.2% of January 2019 levels, down from the 84.4% recorded in December. Domestic traffic, which accounted for over 60% of the total traffic, reached 85.5% of pre-pandemic levels, while transit passengers stood at 68.9% of January 2019 levels, a decrease from the 78.1% recorded in December. Traffic in Brazil remained heavily impacted by financial and aircraft constraints in some of the local airlines.

In Uruguay, total passenger traffic, which is largely international, continued to recover and increased 26.3% YoY, reaching 93.9% of pre-pandemic levels of January 2019. However, passenger traffic increased sequentially on an absolute basis.

In Ecuador, passenger traffic decreased 4.3% YoY and stood at 97.8% of pre-pandemic volumes. While international passenger traffic exceeded pre-pandemic levels by 6.3%, domestic traffic reached 90.1% of January 2019 levels, impacted by the exit of the local airline Equair.

In Armenia, passenger traffic continued its solid recovery trend, increasing by 1.5% YoY and surpassing the pre-pandemic levels of January 2019 by 73.5%.

Cargo Volume and Aircraft Movements

Cargo volume increased 8.4% YoY and reached 86.5% of January 2019 levels, or 87.5% when adjusting for the discontinuation of operations in Peru. Cargo volumes in Armenia and Italy were above pre-pandemic levels, whereas Argentina stood at 82.1%, Uruguay at 95.3%, Ecuador at 79.1%, and Brazil at 77.0%. Around 70% of cargo volume originated in Argentina, Ecuador and Uruguay.

Aircraft movements increased 0.9% YoY, reaching 93.4% of January 2019 levels, or 96.2% when adjusting for the discontinuation of operations in Peru. Aircraft movements were above pre-pandemic levels in Armenia, while it stood at 98.0% in Argentina, 97.3% in Uruguay, 93.9% in Italy, 86.3% in Brazil, and 92.2% in Ecuador.

Summary Passenger Traffic, Cargo Volume and Aircraft Movements (2024 vs. 2023)

	Jan'24	Jan'23	% Var.
Passenger Traffic (thousands)
Argentina(1)	3,738	3,585	4.3%
Italy	459	423	8.6%
Brazil	1,497	1,592	-5.9%
Uruguay	232	183	26.3%
Ecuador	345	361	-4.3%
Armenia	368	363	1.5%
TOTAL	6,640	6,507	2.0%
(1)	See Footnote 1 in previous table. (2) See Footnote 2 in previous table.
Cargo Volume (tons)
Argentina	15,471	13,359	15.8%
Italy	1,029	1,052	-2.2%
Brazil	4,653	4,958	-6.1%
Uruguay(2)	2,022	1,985	1.9%
Ecuador	2,953	2,747	7.5%
Armenia	2,429	2,248	8.1%
TOTAL	28,557	26,348	8.4%
Aircraft Movements
Argentina	39,352	37,642	4.5%
Italy	4,359	4,113	6.0%
Brazil	12,665	13,602	-6.9%
Uruguay	3,835	3,767	1.8%
Ecuador	6,594	6,631	-0.6%
Armenia	2,961	3,380	-12.4%
TOTAL	69,766	69,135	0.9%

Summary Passenger Traffic, Cargo Volume and Aircraft Movements (2024 vs. 2019)

	Jan'24	Jan'19	% Var.
Passenger Traffic (thousands)
Argentina(1)	3,738	3,853	-3.0%
Italy	459	460	-0.2%
Brazil	1,497	1,866	-19.8%
Uruguay	232	247	-6.1%
Ecuador	345	353	-2.2%
Armenia	368	212	73.5%
Peru		249	-
TOTAL	6,640	7,240	-8.3%
(1)	See Footnote 1 in previous table. (2) See Footnote 2 in previous table.
Cargo Volume (tons)
Argentina	15,471	18,845	-17.9%
Italy	1,029	1,027	0.1%
Brazil	4,653	6,042	-23.0%
Uruguay(2)	2,022	2,121	-4.7%
Ecuador	2,953	3,733	-20.9%
Armenia	2,429	859	182.9%
Peru	-	370	-
TOTAL	28,557	32,996	-13.5%
Aircraft Movements
Argentina	39,352	40,140	-2.0%
Italy	4,359	4,644	-6.1%
Brazil	12,665	14,670	-13.7%
Uruguay	3,835	3,941	-2.7%
Ecuador	6,594	7,154	-7.8%
Armenia	2,961	1,948	52.0%
Peru	-	2,164	-
TOTAL	69,766	74,661	-6.6%

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 53 airports in 6 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Ecuador, Armenia and Italy). In 2023, Corporación América Airports served 81.1 million passengers, 23.7% above the 65.6 million passengers served in 2022 and 3.6% below the 84.2 million served in 2019. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

Contacts

Investor Relations Contact
Patricio Iñaki Esnaola
Email: patricio.esnaola@caairports.com
Phone: +5411 4899-6716